UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

RIVIERA HOLDINGS CORPORATION (RIV)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

769627100
(CUSIP Number)

LORENZO DOUMANI 2747 Paradise Rd. #501 Las Vegas, NV 89109 (702) 369-6978
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 769627100

1.	Name of Reporting Persons.
LORENZO DOUMANI FAMILY TRUST, LORENZO DOUMANI - TRUSTEE

I.R.S. Identification Nos. of above persons (entities only).
47-6254813

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Las Vegas, NV USA

Number of Shares Bene- ficially Owned by Each Reporting Person With:	7. Sole Voting Power: 724,300

8. Shared Voting Power: 0

9. Sole Dispositive Power: 724,300

10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

724,300

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

5.85%

14.	Type of Reporting Person (See Instructions)

OO

Item 1. Security and Issuer

Response unchanged.

Item 2. Identity and Background

Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Response unchanged.

Item 4. Purpose of Transaction

Response unchanged.

Item 5. Interest in Securities of the Issuer

Response unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NONE

Item 7. Material to Be Filed as Exhibits

NONE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2009	By:	/s/ Lorenzo Doumani
Lorenzo Doumani

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)